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                             December 8, 2023

       Ignacio Madridejos
       Chief Executive Officer
       Ferrovial SE
       Kingsfordweg 151
       1043 GR Amsterdam
       The Netherlands

                                                        Re: Ferrovial SE
                                                            Amendment No. 1 to
Draft Registration Statement on Form 20-F
                                                            Submitted November
21, 2023
                                                            CIK No. 0001468522

       Dear Ignacio Madridejos:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form 20-F submitted November 21, 2023

       Item 5. Operating and Financial Review and Prospects
       5.B.6.2 Cash Flows Excluding Infrastructure Projects, Cash Flows from Infrastructure Projects and Adjusted Cash Flows, page 137

   1. We note your responses to our comments 7 and 8 and your related revisions to your filing. Please provide
us with additional clarification on how you are calculating Cash flows excluding
infrastructure project companies and Cash flows from infrastructure projects, and revise
your disclosure to clarify. Your response should address, but not be limited to, the
following:
                                                            Please clarify what
companies you are referring to when you say infrastructure
                                                             project companies
and if that includes both companies that are consolidated as well as those which are
unconsolidated.
 Ignacio Madridejos
Ferrovial SE
December 8, 2023
Page 2
             Please clarify what is meant by financial interests.
             Please clarify what is meant by equity investments.
             With respect to the two tables on page 138, please clarify how the amounts in the columns for Ex-Infrastructure Projects Cash Flow and Infrastructure Projects Cash
           Flow are derived and allocated.
             With respect to the two tables on page 138, please further clarify the nature of the items in adjustments column and how they are derived.
Notes to Consolidated Financial Statements for the years ended December 31, 2022, 2021 and
2020
1.3 Accounting Policies
Toll roads business, page F-65

2. We note your response to comment 11. Please revise your footnote disclosure to clarify, as you have in your response, that the scenario where the concessionaire has subcontracted the infrastructure construction to an external company relates to an equity-
      method investee's accounting policy, or tell us how you determined it is unnecessary to clarify your accounting policy.
       Please contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Pam Long at 202-551-3765 with any other questions.



                                                            Sincerely,
FirstName LastNameIgnacio Madridejos
                                                            Division of
Corporation Finance
Comapany NameFerrovial SE
                                                            Office of Real
Estate & Construction
December 8, 2023 Page 2
cc:       M. Ryan Benedict
FirstName LastName